TSYS℠



2001
ANNUAL REPORT



CONTENTS

[illegible]

Letter to Shareholders [illegible]

[illegible]

[illegible]

[illegible]

Markets [illegible]

People 14

Management and Board of Directors 16

Investor Information 17

The Action Behind [illegible]

TSYS® brings integrity and innovation to the world of electronic payments. We are the integral link between buyers and sellers in the rapidly evolving universe of electronic payments. With more than 218 million accounts on file, we make it possible for millions of consumers to use their credit, debit, stored value, commercial, chip and retail cards any time, anywhere, through any medium or portal. We offer a full range of acquiring and issuing services, from accepting electronic payments for goods and services to credit applications, collections and bankruptcy management. Based in Columbus, Ga., TSYS (NYSE: TSS) (www.tsys.com) processes for companies in 23 countries, 14 currencies and four languages, with operations in Canada, Mexico, Japan and Europe. We are an 81.1-percent-owned subsidiary of Synovus® (NYSE: SNV) (www.synovus.com), No. 5 on *FORTUNE* magazine's list of "The 100 Best Companies To Work For" in 2002.

For more information, contact news@tsys.com.

1994: 44,140,284 ACCOUNTS ON FILE

Financial Highlights

Revenues
(millions of dollars)

01	$ 650.4
00	$ 601.3
99	$ 533.9
98	$ 396.2
97	$ 361.5
96	$ 311.6
95	$ 249.7
94	$ 187.6
93	$ 152.1
92	$ 129.7
91	$ 112.4

Operating Income
(millions of dollars)

01	$ 153.2
00	$ 128.2
99	$ 100.6
98	$ 79.3
97	$ 69.3
96	$ 59.0
95	$ 43.0
94	$ 35.1
93	$ 32.6
92	$ 29.0
91	$ 25.4

Net Income
(millions of dollars)

01	$ 102.9
00	$ 85.6
99	$ 68.6
98	$ 54.8
97	$ 47.5
96	$ 39.4
95	$ 27.7
94	$ 22.5
93	$ 20.2
92	$ 17.6
91	$ 15.2

(In thousands except per share data)	2001	2000	Percent Change
Years ended December 31,			
Revenues	$ **650,408**	601,293	8.2%
Operating income	**153,157**	128,192	19.5
Net income	**102,902**	85,643	20.2
Basic earnings per share	**.53**	.44	20.2
Diluted earnings per share	**.53**	.44	19.9
Return on average equity	**22.6%**	23.0%	
Operating margin	**23.5%**	21.3%	
Net profit margin	**15.8%**	14.2%	
At December 31,			
Total assets	$ **652,277**	601,244	8.5%
Shareholders' equity	**500,812**	409,014	22.4

Dear Fellow Shareholders,

The past year has been a difficult one on many levels. Some of the photos of Phil and me that appear in this annual report were taken on September 11. Those events are some of the most disturbing I have ever witnessed, and smiling at that moment was unnatural and forced. Like the rest of the nation, and the world, our thoughts were with those in New York, Washington and Pennsylvania. I immediately thought of the TSYS team members who were traveling and began the task of making sure all were accounted for and safe. Thankfully, they were.

Watching everything unfold gave me a renewed sense of priority and focus. The human impact of that day will never be erased, and the financial effects continue to unfold. Throughout the uncertainty, TSYS met its financial goals for the nineteenth consecutive year. Although the economy and some of our customers encountered unanticipated events during 2001, we effectively dealt with these issues and achieved our financial forecast of growing net income by 20 percent. Our three-year VisionWorks plan, which we unveiled last year, served as a strong strategic guide for us during these trying times. And I am confident that it will lead us to success in the coming year.

From our beginning, we had a vision of our future and a plan to get us there. So far, that vision has worked. I've been in this business for 36 years, and I've seen many changes. I've seen TSYS go from processing mainly for small banks to handling billions of transactions for some of the largest issuers in the world. We now process through the Internet and other channels no one could have imagined would even exist when we started this business.

I'm proud of this company and our achievements this past year, accomplished in the midst of a recession and catastrophic events. I am also proud of our 19-year history as a publicly traded company, and I think our growth potential is excellent. I hope you share my vision.

When we began expanding internationally, we knew what we wanted to achieve. But even today, it's still a little awe inspiring to know we now have offices in Europe, Mexico, Canada and Japan. TS2, our global payment platform, is the only third-party electronic payment system capable of servicing a client's portfolio in more than one currency and on more than one continent. That means we can help issuers grow their portfolios to include international and cross-border markets. We truly are a global company, and the possibilities for increased revenue are exciting.

In Europe alone, credit cards represent 46 percent of the cards in use. Card usage and credit are projected to grow significantly in the European Union, and transaction volumes are growing at 19 percent a year. TSYS is certified to process the euro, and we have the technology in place to take an even greater share of the European market. I believe our efforts in Europe will be rewarded within the next 18 to 24 months.

The growth potential in the Asia-Pacific region is abundant, with more than 407 million credit and debit cards. We are upgrading TS2 to accommodate the unique characters inherent in the region's languages and currencies. This, coupled with the relationships we are building, will position TSYS to attract clients in the Asia-Pacific region. We are in discussions with leading issuers in Japan, and we intend to provide in-country processing services through a local data center. I am confident that within the next few years, TSYS will be a well-known name in the Asia-Pacific market.

1995 63,268,580 ACCOUNTS ON FILE

"Even before TSYS was officially a company, its founders had a vision — to bring integrity and innovation to the world of electronic payments and to take a homespun way of doing business across the nation and eventually the world. To this day, TSYS remains focused on three things: people, technology and service."
— Richard Ussery



International isn't our only focus. There are plenty of prospects within the United States. We intend to pursue more of the top 10 issuers — they own 84 percent of all the credit cards in the United States. The transaction business is evolving; we expect that in the near future, TS2 will be the answer for some of these large companies. Most are processing, either in house or with a competitor, on older legacy systems. Outsourcing or switching their portfolios to TS2 could save them significant operational costs, while improving their speed to market and marketing capabilities. TS2 is the only system written within the last decade that is scalable and designed to grow with both our clients' and the markets' needs. Our competitors have nothing like it, and we ensure the system's industry-leading status through continued enhancements and development.

As the U.S. market matures, we must look to other arenas to gain business. Our vision to diversify our markets is working. Again, TS2 is helping us move into business that once was considered nontraditional, such as State Farm Insurance Bank — one company we signed in 2001 that is now utilizing multiple processing platforms. We constantly look for opportunities in new and evolving markets.

Another market we expect will continue to grow rapidly in the coming years is debit. Right now, the U.S. debit sector is growing 28 percent each year, but the transactions are processed mainly in house on outdated legacy systems. There is a need for a more sophisticated system — debit is today where credit was 10 to 15 years ago. TSYS' new Integrated Payments Platform is based on TS2 architecture and more than 30 years of intellectual capital that can help issuers expand their debit offerings with loyalty and rewards programs and improved behavioral scoring modules — something most legacy systems can't offer. We have 5 percent of the debit market today, but this new platform will position us to gain a greater share.

TS2 is one advantage we have in the industry. Our TSYS team is another. Technology helps us get in the door with our clients. Our people keep us welcome. Our pledge to exceed our customers' expectations is something every team member takes to heart. Our new Customer Covenant, our unilateral pledge to customer service, is yet another means for TSYS to set itself apart from the competition. We have, without a doubt, the best customer service available. Our covenant will make the best even better.

People and technology are what make us so successful. They are integral to our vision, and as we look into the future, they remain key components to our success. Acquisitions will also be an important part of our growth plan as evidenced by the purchase of TSYS Total Debt Management in early 2002.

As we enter our pivotal year of VisionWorks, we remain focused on achieving our goal of growing net income by at least 20 percent. Our vision works through our people, service and technology. I know there are thousands of companies you could invest in, and I appreciate you choosing us. The future is bright for TSYS. **Thank you for sharing our vision.**

Sincerely,

Richard W. Ussery

Richard W. Ussery
Chairman of the Board
and Chief Executive Officer

VISION WORKS FOR OUR INVESTORS

Richard Ussery, Chairman of the Board and CEO,
and Philip Tomlinson, President

Why own TSYS stock?

Rick: It has been a consistent investment for our shareholders. Our stock has delivered a return of more than 27* percent on an annualized basis, or 7,524* percent, since our initial public offering in 1983. If you had invested $10,000 in TSYS then, that investment would be worth more than $752,000* today. That's pretty impressive.



What makes your business attractive to investors?

Rick: Recurring revenue offers a proven business model that is predictable. This gives the shareholder a comfort that the business will not drastically fluctuate from quarter to quarter. TSYS is fortunate to be in an industry where there is a dynamic shift from the use of cash and writing checks to using a credit, debit or stored value card. This fundamental trend makes our business grow despite various economic cycles.

**as of December 31, 2001*

How does TSYS make money?

Phil: Our revenue stream consists of embossing cards, authorizing transactions, housing account information on our mainframes, producing statements, generating reports and providing our customers with risk and decision management software to help them manage their portfolios. This makes up our core business. We also provide e-business services and call center work for customer service, collections and credit approval. Additionally, we provide merchant processing through Vital Processing Services®, our joint venture with Visa U.S.A.



What makes TSYS the technology leader in the industry?

Rick: Our flagship product, TS2®, is the most sophisticated and complete architecture on the market. It gives our clients real-time access 24-hours a day, seven days a week. And it offers a modular, option-driven system that provides clients with increased speed to market, plus storage of abundantly more data than is possible with legacy systems. This gives our clients a much broader view of the customer and transaction data. TS2 is also a shared environment that lacks custom code for individual clients. Therefore, it is an ever-evolving "think tank" for some of the most successful card issuers in the world. As the industry evolves, so does TS2.

How will TSYS grow its core business in a domestic market that is considered mature?

Phil: More than 80 percent of the market is either processed in house or with a competitor. With our competitive advantages in technology and service, TSYS is poised to gain additional market share. TSYS is committed to signing another U.S. top-10 issuer as part of our VisionWorks plan.



How is TSYS diversifying its markets?

Phil: We are pursuing opportunities in both vertical and horizontal markets. We are taking advantage of our skill and scale to branch out to markets outside the traditional credit sphere. We are pursuing horizontal markets that are new to the card world. For example, in 2001, we signed an agreement with State Farm Mutual Automobile Insurance Company's State Farm Bank to process its first co-branded Visa card. This represents a successful foray into a non-traditional market sector for us.

1997 92,816,070 ACCOUNTS ON FILE

Are there any major developments occurring in the retail market?

Rick: Yes, more retailers are issuing co-branded cards. TSYS is actively involved in helping them upgrade customers to co-branded MasterCard or Visa cards that can be used not only within their stores, but anywhere else the brand is accepted. TSYS has helped major retailers like Sears, Target and Nordstrom enjoy success doing this. However, the majority of retail cards are still processed in house on



systems that are less flexible. That's why retailers are looking to TSYS, and why we are the largest processor for retailers that manage their own card portfolios. We have signed contracts with Charming Shoppes to process its private-label Fashion Bug cards, and with DaimlerChrysler Services North America LLC, to help it launch its new Chrysler, Jeep® and Dodge Rewards™ Visa.

Looking into the future, what is your vision for TSYS?

Rick: We want to be the largest payments processor in the world. *We want to touch every transaction in some way.*

OUR GOALS

To add another top-10 issuer

To grow net income by at least 20-25 percent per year

To increase international business to 20 percent of overall revenue

To process 300 million accounts

To increase revenues to $1 billion

1998: 117,580,507 ACCOUNTS ON FILE

TSYS is currently the world's largest third-party processor of international accounts, processing more than 28 million.

OUR MARKET SHARE*

Canada	20%
Latin America	4%
Mexico	28%
Caribbean	4%
United Kingdom	18%
Europe	7%
U.S. Federal Government**	100%
U.S. MasterCard/Visa Commercial Cards	87%
U.S. MasterCard/Visa Consumer Cards	20%
U.S. MasterCard/Visa/American Express Consumer Cards	17%
U.S. Retail	17%
U.S. MasterCard/Visa Debit/Stored Value Cards	5%

We are putting our vision to work through the combined power of our technology and our people.

Figures based on data obtained from Nilson Report, Card Industry Directory *and* Cards International

***General Services Administration's Smart Pay Program*

In the 1980s, TSYS had the vision of creating a processing system to replace legacy platforms. It would be functional, flexible and evolving. The system could grow with our clients and dominate the market. The vision worked. In the 1990s, TSYS introduced TS2, a state-of-the-art processing system that today is the only third-party payment processing system capable of servicing a client's portfolio on more than one continent.

VISION WORKS

TSYS continues to invest millions each year to ensure its systems remain the most dynamic in the industry. Our technology continues to evolve.



1999: 206,213,036 ACCOUNTS ON FILE

A CLOSER LOOK AT TSYS' TECHNOLOGY WITH RICK USSERY

Is the industry catching up to TS2 in terms of technology?

One of the key designs to TS2 is its open and modular architecture. This enables us to enhance and add functionality to the system without interfering with the other components. Older systems simply cannot duplicate this technology. As long as the industry works within the confines of the legacy environment, we will continue to enhance TS2 and maintain our leadership status.

What has TSYS done to show its commitment to technology this year?

We introduced new commercial and debit card-processing systems based on TS2 technology. We are in the midst of



PAY
TRANSACTIONS
ERRORS
RESPONSE TIME

modifying our TS2 platform to accommodate the Asian characters necessary to do business in that region. Every year, we make significant enhancements to the core system to keep it ahead of the industry.

What is TSYS' technology vision for the next few years?

We are engaged in a research and development effort to meet the demands of issuers for real-time, around-the-clock delivery of information via the Web, cell phones and PDAs. Our technology vision centers on a new dimension of TS2 that leverages its many strengths. By combining advanced hardware, software and network capabilities, the next phase in the evolution of TS2 will offer clients true 24-hour availability and instant recovery of information. This will provide us with a greater differentiation in the competition among card processors. We believe there will be nothing like it in the industry.

A CLOSER LOOK AT TSYS' MARKETS WITH RICK USSERY

How has TSYS' continued expansion into international markets shaped the company's sales mix in the past year?

A year ago, our international business represented 9 percent of overall revenue. Today, international is more than 13 percent of TSYS' total revenue. TSYS has made great progress in gaining more revenue from ventures internationally. The successful implementation of the portfolios of our first European clients, The Royal Bank of Scotland Group and Allied Irish Banks, increased our market share significantly and gave us the distinction of becoming the largest third-


DEBIT

party processor of international accounts. By the end of 2003, we project that international business will represent 20 percent of our overall revenue.

What are the opportunities in Europe, and how are you positioned to capitalize on them?

For the most part, the financial institutions within Europe process their own accounts on outdated, internal systems, which are not capable of handling cross-border transactions. This forces their portfolios to be focused on smaller regions. TS2 is a market differentiator. Our technology serves a global need and is capable of accommodating multiple languages and currencies, including the euro.

Additionally, TSYS Europe has become fully operational, supplying comprehensive disaster recovery capabilities and complete customer support to more than 11 million accounts processed from our data center in Harrogate, England. This center has the capacity to support all of Europe.

What about Asia? Asia shares the same characteristics, in that most of the processing is done in house. TSYS has a tremendous opportunity to leverage its existing relationship as majority owner of GP Network Corporation (GP Net),



our merchant-processing company in Japan. Our GP Net partners represent 63 percent of the card-issuing market in Japan. By strengthening these relationships, we expect to provide card-processing solutions to issuers and merchant acquirers throughout Asia.

How would you describe your presence in Canada? TSYS is Canada's largest third-party processor, with 20 percent of the market. In 2001, TSYS signed the Canadian Imperial Bank of Commerce to process its new "entourage" American Express line. The entourage line includes three co-branded products — a small business card, a platinum card and a chip card — making TSYS the first chip-card processor in Canada.



Because TSYS is comprised of working families, the company is particularly proud of its new, 33,000-square-foot childcare facility, which opened in August 2001. Dubbed the TSYS Learning Center, or TLC, the center can accommodate more than 300 children between 6 weeks and 5 years old. The center offers classes and programs for infants, toddlers, transitional children and pre-schoolers. The center also provides a "school's out" program for school-aged children.

VISION ORKS

People have always played a vital part in the TSYS vision. From the beginning, TSYS has demonstrated its commitment to its team members, its communities and its customers. This part of the vision remains a critical focus for TSYS, and once again, the vision is working. Working each day to improve customer service. Working each day to build strong, rewarding relationships with customers and the communities we call home.

2001 AWARDS AND RECOGNITION

- *FORTUNE magazine's* "100 Best Companies to Work For"
- *Business Week's* "100 Hot Growth Companies"
- *Working Mother* magazine's "100 Best Companies for Working Mothers"
- Georgia Oglethorpe Silver Sword Quality Award

2001: 218,524,462 ACCOUNTS ON FILE — up more than 395% since 1994

TSYS Learning Center

is a 33,000 square foot childcare facility that opened in August 2001.



Phil Tomlinson and Rick Ussery see how much fun learning can be.

PEOPLE

Management

Richard W. Ussery
Chairman of the Board &
Chief Executive Officer

James H. Blanchard
Chairman of the Executive
Committee

Philip W. Tomlinson
President

G. Sanders Griffith, III
General Counsel & Secretary

Kenneth L. Tye
Executive Vice President &
Chief Information Officer

M. Troy Woods
Executive Vice President

James B. Lipham
Executive Vice President &
Chief Financial Officer

William A. Pruett
Executive Vice President

[illegible]

Bruce L. Bacon
Ronald L. Barnes
Connie C. Dudley
Ryland L. Harrelson
Anthony W. Hodge
Stephen W. Humber
William T. Hunt
Gaylon M. Jowers, Jr.
Colleen W. Kynard
Andrew W. Marks
Clifford B. Mason
W. Allen Pettis
Stanley H. Pipes, Jr.
Suzanne H. Saunders
Mary M. Stewart
Dorenda K. Weaver
Debra J. Wohlrab

TSYS Total Debt Management

Charles F. Kinney
President and
Chief Executive Officer

TSYS Total Debt Management

Richard T. de Mayo
Chairman of the Board

Columbus Productions, Inc.

Gracie H. Allmond
President

GP Network Corporation

Hitoshi Kondo
President

Board of Directors

Griffin B. Bell*
Senior Partner
King & Spalding

Richard H. Bickerstaff*
Manager
Broken Arrow Land
Company L.L.C.

James H. Blanchard
Chairman of the Executive
Committee
TSYS
Chairman of the Board &
Chief Executive Officer
Synovus

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

G. Wayne Clough
President
Georgia Institute of
Technology

Lovick P. Corn*
Advisory Director
W.C. Bradley Co.

Thomas G. Cousins*
Chairman of the Board
Cousins Properties
Incorporated

Gardiner W. Garrard, Jr.
President
The Jordan Company

Sidney E. Harris
Dean
Georgia State University
J. Mack Robinson College
of Business

John P. Illges, III
Senior Vice President,
Retired
The Robinson-Humphrey
Company, Inc.

Alfred W. Jones III
Chairman of the Board &
Chief Executive Officer
Sea Island Company

Mason H. Lampton
Chairman of the Board
& President
The Hardaway Company
Chairman of the Board
Standard Concrete Products

W. Walter Miller, Jr.
Group Executive,
Retired
TSYS

Samuel A. Nunn
Senior Partner
King & Spalding
Co-chairman and Chief
Executive Officer
Nuclear Threat Initiative

H. Lynn Page
Vice Chairman of the Board,
Retired
TSYS
Columbus Bank and Trust
Company
Synovus

Philip W. Tomlinson
President
TSYS

William B. Turner
Chairman of the Executive
Committee
Columbus Bank and Trust
Company
Synovus
Advisory Director
W.C. Bradley Co.

Richard W. Ussery
Chairman of the Board &
Chief Executive Officer
TSYS

George C. Woodruff, Jr.*
Real Estate Developer

James D. Yancey
Chairman of the Board
Columbus Bank and
Trust Company
President & Chief Operating
Officer
Synovus

Rebecca K. Yarbrough
Private Investor

*Directors Emeritus

SHAREHOLDER INFORMATION

INVESTOR RELATIONS

Analysts, investors and others who want financial information should contact:

Leo S. Berard
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-5220

SHAREHOLDER SERVICES

Shareholders who wish to change the name, address or ownership of stock; to report lost certificates; or to consolidate accounts, should contact the TSYS transfer agent at (800) 503-8903, or write:

EquiServe Trust Company, N. A.
P.O. Box 43011
Providence, RI 02940-3011
www.equiserve.com

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

The TSYS Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in TSYS stock easy, convenient and more affordable. If you are not a TSYS shareholder, you can join the plan by making an initial investment of at least $250. You can purchase additional shares by investing between a minimum of $50 at any one time and a maximum of $250,000 in total per calendar year. For an enrollment package, please contact our automated request line at (800) 553-0292.

INDEPENDENT AUDITORS

KPMG LLP
Atlanta, Ga.

FORM 10-K

A copy of the TSYS 2001 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be available after March 31, 2002, at no charge, to any TSYS shareholder. Requests should be made in writing to:

Leo S. Berard
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. EDT, April 18, 2002, in the auditorium of the TSYS Riverfront Campus in Columbus, Ga.

CORPORATE HEADQUARTERS

1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com

STOCK TRADING INFORMATION

TSYS common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This annual report to shareholders contains forward-looking statements, which by their nature involve certain risks and uncertainties. Please refer to TSYS' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.

TSYS[SM]

The Action Behind the Transaction[SM]



STOCK TRADING INFORMATION
TSYS® common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings.

CORPORATE HEADQUARTERS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com

TSSCM-AR-02